

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2012

Mr. Richard H. Flake
Executive Vice President and Chief Financial Officer
Provident Community Bancshares, Inc.
2700 Celanese Road
Rock Hill, South Carolina 29732

> **Re: Provident Community Bancshares, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 29, 2011**
> **Form 10-Q for the quarterly period ended June 30, 2011**
> **Filed August 12, 2011**
> **Form 10-Q for the quarterly period ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 033-80808**

Dear Mr. Flake:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Investment and Mortgage-backed Securities, page 56

1. We note your response to comment 4 of our letter dated December 13, 2011 in which you state that the securities in question were purchased in the 2003-2005 time period, prior to the economic crisis, and were initially rated "AAA" at the date of purchase. We also note your response to comment 6 supporting your conclusion that your use of the selected base case deferral and default assumption, and specifically using three times the historical default rate of all CDOs, is appropriate for all of your TRUPS. Lastly, we note your response to comment 5 of the aforementioned letter in which you state that you "believe that the results would have been different if you used a FAS 115 analysis, but do not believe that they would have been materially different". Since these securities were of high credit quality due to their "AAA" rating at the time of acquisition, it appears they are not in the scope of ASC 325-40. Furthermore, your use of the base case scenario does not appear appropriate for all of your TRUPS considering the different and distinct credit characteristics of the collateral underlying each security (e.g., individual banks and insurance companies).

   Therefore, please revise your methodology to measure credit loss for OTTI purposes using the guidance in ASC 320-10-35, incorporating the specific collateral underlying each security as the basis for your credit deferral / default assumptions and confirm in unqualified language, if true, that the credit portion of the OTTI that would have been recognized at September 30, 2011 and December 31, 2010 using this revised methodology is immaterial. Lastly, please confirm, if true, that going forward you will employ a model consistent with ASC 320-10-35 to measure credit loss for OTTI purposes.

   You may contact Benjamin Phippen, Staff Accountant at (202) 551-3697 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant